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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                TUMBLEWEED, INC.
                                (Name of Issuer)

                                TUMBLEWEED, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    899688105
                      (CUSIP Number of Class of Securities)

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                                Terrance A. Smith
                 President, Chief Executive Officer and Director
                                Tumbleweed, Inc.
                           2301 River Road, Suite 200
                           Louisville, Kentucky 40206
                                 (502) 893-0323
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies To:
                              Ivan M. Diamond, Esq.
                         Greenebaum Doll & McDonald PLLC
                            3300 National City Tower
                           Louisville, Kentucky 40202
                                 (502) 587-3534

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This statement is filed in connection with (check the appropriate box):

(a) |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) | | The filing of a registration statement under the Securities Act of 1933.

(c)  | |  A tender offer.

(d)  | |  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: | |


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                            CALCULATION OF FILING FEE

      Transaction Valuation(*)                    Amount of Filing Fee
----------------------------------         ------------------------------
            $660,000.00                                $53.46


* The filing fee was determined based on the product of: (a) the estimated 600,000 shares of common stock proposed to be acquired from stockholders in the transaction to which this Schedule 13E-3 relates; and (b) the consideration of $1.10 per share of common stock (the "aggregate value"). The amount required to be paid with the filing of this Schedule 13E-3 equals .00008090 (.000081) times the aggregate value.


|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:


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         Form or Registration No.:


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         Filing Party:


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         Date Filed:


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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by Tumbleweed, Inc., a Delaware corporation ("the Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt:

         (a) a one-for-5,000 reverse stock split of the Company's Common Stock, par value $0.01 per share ("Stock");

         (b) a cash payment of $1.10 per share, in lieu of issuance of fractional shares, to beneficial stockholders holding fewer than 5,000 shares of Stock as of the effective date of the reverse split; and

         (c) immediately following the reverse split, a 5,000-for-one forward stock split of the Stock.

         Items (a), (b) and (c) will be considered one proposal (the "Transaction").

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission along with a preliminary proxy statement, including annexes, filed by the Company pursuant to Regulation 14A under the Exchange Act ("Proxy Statement"), which will notify stockholders of the annual meeting of Company stockholders, scheduled for September 2003, where stockholders will be asked to approve the Transaction, elect two directors and conduct any other business properly brought before the annual meeting.

         The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E- 3 and provides the location in the Proxy Statement of all information required to be included therein. A copy of the Proxy Statement is included as Exhibit (a) to this Schedule 13E-3. All information contained in the Proxy Statement is expressly incorporated herein by reference, and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the filing date of this Schedule 13E-3, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect any such changes.


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ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the subject company is Tumbleweed, Inc. The address of the principal executive offices of the Company is 2301 River Road, Suite 200, Louisville, Kentucky 40206. The information set forth in the Proxy Statement under "Summary Term Sheet--The Parties" and "The Parties" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Summary Term Sheet--Vote Required; Record Date," "Market for Common Stock and Related Stockholder Matters" and "The Meeting--Who Can Vote at the Meeting" is incorporated herein by reference.

(c)-(d) The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters" is incorporated herein by reference.

(e)      Not applicable.

(f)      See "Stock Purchases by Tumbleweed and its Affiliates."

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)-
(c)(1)(2)The information set forth under "Summary Term Sheet--The Parties," "Summary Term Sheet--Election of Directors," "The Parties," "Election of Directors," "Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

         The address of the Company and its executive officers and directors is 2301 River Road, Suite 200, Louisville, Kentucky 40206.

(c)(3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c)(4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c)(5) All directors and executive officers of the Company are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION

(a)(2) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," "Special Factors--Purpose and Reasons for the Transaction," "The Meeting--Vote Required," "Special Factors--Certain Effects of the Transaction," "Special Factors--Effect of the Transaction on Stockholders," "Special Factors--Anticipated Accounting Treatment," and "Special Factors--U.S. Federal Income Tax Consequences" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," "Special Factors--Certain Effects of the Transaction" and "The Proposed Amendment--Conversion of Shares in the Transaction" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Special Factors --Dissenters' Rights" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under "Special Factors--Recommendation of the Board of Directors; Fairness of the Transaction Proposal" is incorporated herein by reference.

(f)      Not applicable.


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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) The information set forth in the Proxy Statement under "Certain Relationships and Related Transactions--Leases with Related Parties" and "Certain Relationships and Related Transactions--Related Party Transactions" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under "Special Factors--Background of the Transaction." "Special Factors--Conduct of Tumbleweed's Business After the Transaction" and "Anticipated Conversion to Limited Liability Company" is incorporated herein by reference.

(e) The information set forth in "Summary Term Sheet--The Transaction" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) The information set forth in the Proxy Statement under "Special Factors--Conduct of Tumbleweed's Business After the Transaction" and "Special Factors - Accounting Treatment" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," "Special Factors--Conduct of Tumbleweed's Business After the Transaction," "Special Factors--Certain Effects of the Transaction," "Market for Common Stock and Related Stockholder Matters." "Election of Directors," "Anticipated Conversion to Limited Liability Company" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," and "Special Factors--Purpose and Reasons for the Transaction" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Special Factors--Background of the Transaction" and "Special Factors--Overview" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," and "Special Factors--Purpose and Reasons for the Transaction" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under "Special Factors--Certain Effects of the Transaction," "Special Factors--Effect of the Transaction on Stockholders," "Special Factors-- Remaining Affiliated Stockholders, "Special Factors--Effects on Unaffiliated Stockholders," "Special Factors--U.S. Federal Income Tax Consequences," and "Special Factors--Conduct of Tumbleweed's Business After the Transaction" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)-(e) The information set forth in the Proxy Statement under "Summary Term Sheet," "Special Factors--Background of the Transaction," "Special Factors--Purpose and Reasons for the Transaction," "Special Factors--Recommendation of the Special Committee," "Special Factors--Recommendation of the Board of Directors; Fairness of the Transaction Proposal" and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

(f)      Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS AND NEGOTIATIONS

(a)-(b) The information set forth in the Proxy Statement under "Special Factors--Background of the Transaction," "Special
         Factors--Recommendation of the Board of Directors; Fairness of the Transaction Proposal," and "Special Factors--Opinion of the Financial Advisor" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Special Factors--Opinion of the Financial Advisor" and "Where You Can Find More Information" is incorporated herein by reference.

         The opinion of the financial advisor to the special committee is included as Annex B to the Proxy Statement. The presentation materials prepared by the financial advisor for the special committee dated June 13, 2003 are included in this Schedule 13E-3 as Exhibit (c)(2) and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or representative of a stockholder designated in writing.


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ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b) The information set forth in the Proxy Statement under "Summary Term Sheet--Sources of Funds; Financing of the Transaction," "Special Factors--Certain Effects of the Transaction" and "Special Factors--Fees and Expenses" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under "Special Factors--Fees and Expenses," and "Summary Financial
         Information--Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

(d)      Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b)      None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)-(e) The information set forth in the Proxy Statement under "Special Factors--Recommendation of the Special Committee," "Special Factors--Recommendation of the Board of Directors; Fairness of the Transaction Proposal" and "The Meeting--Vote Required" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a) The audited financial statements and unaudited interim financial statements are incorporated in the Proxy Statement from the Company's Annual Report on Form 10-K for the year ended December 29, 2002 and Quarterly Report on Form 10-Q for the quarter ended March 24, 2003. The information in the Proxy Statement referred to in "Summary Financial Information--Summary Historical Financial Information," "Documents Incorporated by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under "Summary Financial Information--Summary Unaudited Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)-(b) The information set forth in the Proxy Statement under "The Meeting--Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

         The information contained in the Preliminary Proxy Statement on
Schedule 14A, as filed with the Securities and Exchange Commission on July 9, 2003, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

(a) Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 9, 2003, incorporated herein by reference.

(b)      Not applicable.

(c)(1) Opinion of FTN Financial Securities Corp to the special committee dated June 13, 2003. (Annex B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 9,
         2003), incorporated herein by reference.

(c)(2) Presentation materials prepared by FTN Financial Securities Corp for the special committee dated June 13, 2003.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.


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                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                             TUMBLEWEED, INC.

                             By: /s/ TERRANCE A. SMITH
                                 --------------------------------------
                                 Terrance A. Smith
                                 President, Chief Executive Officer and Director


Dated: July  9, 2003


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                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------
(a)           Preliminary Proxy Statement on Schedule 14A, as filed with the
              Securities and Exchange Commission on July 9, 2003. (Incorporated
              herein by reference)

(b) Opinion of FTN Financial Securities Corp to the special committee dated June 13, 2003. (Annex B to the Preliminary Proxy Statement on Schedule 14A, as filed with the Securities and Exchange
              Commission on July 9, 2003 (Incorporated herein by reference)

99(c)(2) Presentation materials prepared by FTN Financial Securities Corp for the special committee dated June 13, 2003.



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